SECTION 16 CERTIFICATION Limited Power of Attorney for Section 16 Reporting Obligations. I, John R. Phillips 111, hereby appoint GE to assist me in the preparation and filing of Section 16 reports, and execute the below Power of Attorney for this purpose. I am a prospective officer of General Electric Company (GE) and, until further written notice, I hereby individually authorize each of Brandon Smith, Kira Schwartz, Kevin Schott and Kelley Tarricone with full power of substitution to each, to sign on my behalf any Form 3, Form 4, Form 5, Form 144 or related form that I have filed or may file hereafter in connection with my direct or indirect beneficial ownership of GE securities, manage any EDGAR access codes, and to take any other action of any type whatsoever in connection with the foregoing that in his or her opinion may be for the benefit of, in the best interest of, or legally required by me. Date March 7, 2024